[PALATIN TECHNOLOGIES, INC. LETTERHEAD]

March 30, 2006

via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Jeffrey Riedler, Mail Stop 0309
Assistant Director, Division of Corporate Finance

Re:	Acceleration Request for
Palatin Technologies, Inc.
Registration Statement on Form S-3
File No. 333-132369 Filed March 13, 2006

Ladies and gentlemen:

        We respectfully request acceleration of the effective date of our above-captioned registration statement on Form S-3 under the Securities Act of 1933, to 2:00 p.m. EST on Friday, March 31, 2006, or as soon after that as practicable. We also acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	the company may not assert this action as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

PALATIN TECHNOLOGIES, INC.

By:	s/ STEPHEN T. WILLS
Stephen T. Wills
Executive Vice President and
Chief Financial Officer